UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Loxo Oncology, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

548862101

(CUSIP Number)

Alejandro Moreno

c/o Access Industries, Inc.

730 Fifth Avenue, 20th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Matthew E. Kaplan

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 548862101

1	NAME OF REPORTING PERSON Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,741,517 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,741,517 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,741,517 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.82%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 29,937,504 shares of Common Stock issued and outstanding as of October 31, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2017.

CUSIP No. 548862101

1	NAME OF REPORTING PERSON Access Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,741,517 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,741,517 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,741,517 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.82%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 29,937,504 shares of Common Stock issued and outstanding as of October 31, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2017.

CUSIP No. 548862101

1	NAME OF REPORTING PERSON Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,741,517 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,741,517 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,741,517 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.82%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 29,937,504 shares of Common Stock issued and outstanding as of October 31, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2017.

CUSIP No. 548862101

1	NAME OF REPORTING PERSON AI Loxo Holdings 2 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,069,229 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,069,229 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,069,229 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.57%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 29,937,504 shares of Common Stock issued and outstanding as of October 31, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2017.

CUSIP No. 548862101

1	NAME OF REPORTING PERSON Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 672,288 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 672,288 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.25%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 29,937,504 shares of Common Stock issued and outstanding as of October 31, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2017

Amendment No. 1 to Schedule 13D

This amendment to Schedule 13D is being filed by Access Industries Management, LLC (“AIM LLC”), Access Industries, Inc. (“Access”), Len Blavatnik, AI Loxo Holdings 2 LLC (“AI Loxo 2”) and Access Industries Holdings LLC (“AIH LLC”) (collectively, the “Reporting Persons”, and each, a “Reporting Person”) to report certain changes in beneficial ownership of shares of common stock, $.0001 par value per share, of the Issuer (the “Common Stock”) and to streamline the reporting of Issuer Common Stock beneficially owned by the Reporting Persons by removing as reporting persons certain subsidiaries of Mr. Blavatnik and the other entities that are not direct owners of issuer securities or that own fewer than 5% of the outstanding ordinary shares of the issuer.

Mr. Blavatnik, AIM LLC, AIH LLC and AI Loxo 2 previously reported their ownership of securities of the Issuer on a Schedule 13G (the “Schedule 13G”) filed with the Securities and Exchange Commission on February 13, 2015, as amended and supplemented by Amendment No. 1, filed on February 11, 2016. This Schedule 13D amends and replaces the Schedule 13G. The Schedule 13D (the “Schedule”) filed with the Securities and Exchange Commission on January 18, 2017, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 1. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Item 5	Interest in Securities of the Issuer

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of common stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of common stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

The 1,741,517 shares of the Issuer’s Common Stock reported in this Schedule 13D include (i) 1,069,229 shares of the Issuer’s Common Stock owned directly by AI Loxo 2, and (ii) 672,288 shares of the Issuer’s Common Stock owned directly by AI Life Sciences Investments LLC.

1,069,229 shares of the Issuer’s Common Stock are held directly by AI Loxo 2. Each of AIM LLC, Access and Len Blavatnik may be deemed to beneficially own and share voting and investment power over the shares of Common Stock held directly by AI Loxo 2 because AIM LLC manages AI Loxo 2, Access owns all of the outstanding membership interests of AIM LLC, and Len Blavatnik controls each of Access, AIM LLC and AI Loxo 2. Each of AIM LLC, Access and Len Blavatnik, and each of their affiliated entities and the officers, partners, members and managers thereof, other than AI Loxo 2, disclaims beneficial ownership of the shares of Common Stock held by AI Loxo 2.

Each of AIH LLC, AIM LLC, Access and Len Blavatnik may be deemed to beneficially own and share voting and investment power over the shares of Common Stock held directly by AI Life because Access owns all of the outstanding membership interests of AIM LLC, Len Blavatnik controls each of Access and AIM LLC and AIM LLC controls each of AI Life, AI-LSI Management LLC (the managing member of AI Life) and AI LSI SPV LLC (which holds certain membership interests in AI Life) and, as a result, may be deemed to share voting and investment power over the shares of Common Stock beneficially owned by AI Life. Each of AIH LLC, AIM LLC, Access and Len Blavatnik, and each of their affiliated entities and the officers, partners, members and managers thereof, other than AI Life, disclaims beneficial ownership of the shares of Common Stock held by AI Life.

The Blavatnik Family Foundation (“Foundation”) may be deemed to have been acting together with certain Reporting Persons in connection with certain trading activities. Accordingly, as a precautionary matter, ownership of shares by and transactions effected by the Foundation are being reported on this Schedule 13D. The Foundation is a charitable trust that is managed by a board of managers consisting of Alex Blavatnik and Lincoln Benet. The Foundation received its shares of Issuer Common Stock as a charitable contribution. The Foundation disposed of its shares of Issuer Common Stock to fund its charitable purposes. The Foundation does not currently own any shares of Issuer Common Stock, and may no longer be deemed to be acting together with the other Reporting Persons.

(c) The following transactions in the Issuer’s securities have been effected by Reporting Persons within the 60 days prior to this filing:

On January 12, 2018, AI Life sold 1,430 shares of Class A Common Stock at $90.1066 per share in an open market trade, and the Foundation sold 116,710 shares of Class A Common Stock at $90.1066 per share in an open market trade.

On January 16, 2018, AI Life sold 24 shares of Class A Common Stock at $90.2671 per share in an open market trade, and the Foundation sold 1,951 shares of Class A Common Stock at $90.2671 per share in an open market trade.

On January 17, 2018, AI Life sold 137 shares of Class A Common Stock at $90.0711 per share in an open market trade, and the Foundation sold 11,163 shares of Class A Common Stock at $90.0711 per share in an open market trade.

On January 18, 2018, AI Life sold 2,282 shares of Class A Common Stock at $90.3826 per share in an open market trade, and the Foundation sold 186,403 shares of Class A Common Stock at $90.3826 per share in an open market trade.

(d) Not applicable.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Not Applicable

Item 7	Materials to Be Filed as Exhibits

Exhibit	Description

99.1.1	Joint Filing Agreement, dated as of January 23, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2018

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno
Signature

Alejandro Moreno / Executive Vice President
Name/Title

ACCESS INDUSTRIES, INC.	/s/ Alejandro Moreno
Signature

Alejandro Moreno / Executive Vice President
Name/Title

AI LOXO HOLDINGS 2 LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Signature

Alejandro Moreno / Executive Vice President
Name/Title

ACCESS INDUSTRIES HOLDINGS LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Signature

Alejandro Moreno / Executive Vice President
Name/Title

*
Signature

Len Blavatnik
Name

* The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Power of Attorney executed on behalf of Mr. Blavatnik (as filed with the SEC on February 13, 2015).

By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact